October 21, 2009

Kevin A. Shields, President
The GC Net Lease REIT, Inc.
2121 Rosecrans Ave., Ste 3321
El Segundo, CA 90245

> **Re:** **The GC Net Lease REIT, Inc.**
> **Amendment No. 2 to Form S-11**
> **File No. 333-159167**
> **Filed September 25, 2009**

Dear Mr. Shields:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Our Real Estate Investments, page 43

1. We note your response to comment 6 of our letter dated September 11, 2009. Please explain to us why the Griffin affiliates' basis of $36 million plus the outstanding mortgage debt of $34.16 million is greater than the total valuation assigned to the properties of $54.36 million.

Our Acquisition Indebtedness, page 47

2. Please tell us and disclose whether you were in compliance with all covenants regarding both the Renfro and Chicago Bridge & Iron Mortgages as of June 30, 2009.

The Advisory Agreement, page 70

3.   We note your response to comment 8 that "certain of our officers" will have their salaries reimbursed by you. Please revise to identify the officers whose salaries you will reimburse to the advisor. In addition, to the extent you reimburse the advisor for wages, salaries, and other forms of compensation to your officers, please confirm that you will disclose these amounts in your annual reports as required by Item 402 of Regulation S-K.

Plan of Operation

Summary of Critical Accounting Policies

Income Taxes, page 95

4.   Please update your disclosure to indicate that your taxable REIT subsidiary had not commenced operations as of December 31, 2008.

Unaudited Pro Forma Condensed Consolidated Balance Sheet

Notes to Consolidated Financial Statements

Adjustments to the Unaudited Pro Forma Condensed Consolidated Statement of Operations

Adjustments b. and c., page F-45

5.   It appears that the inclusion of asset management fees and property management fees are not directly attributable to the contribution of properties to you. Please tell us why you have included such adjustments in your pro forma statement of operations or amend to eliminate these adjustments in your next amendment.

Part II. Information Not Required in Prospectus

Item 30. Quantitative and Qualitative Disclosures about Market Risk, page II-1

6.   The disclosure states that you have no debt as of the date of this registration statement. We note, however, that as of June 18, 2009, you assumed mortgages related to the Renfro and Chicago Bridge & Iron properties. Please revise this disclosure to reflect your current debt. In addition, please relocate this disclosure to the prospectus rather than Part II of the registration statement, as required by Form S-11.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Mark Rakip (202) 551-3573 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629. Questions on other disclosure issues may be directed to Duc Dang at (202) 551-3386 or the undersigned at (202) 551-3785.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Michael Rafter (via fax)